UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Sysorex, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

87185L206

(CUSIP Number)

MICHAEL BIGGER

BIGGER CAPITAL FUND, LP

2250 Red Springs Drive

Las Vegas, NV 89135

(631) 987-0235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		110,952
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

110,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,952*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%*
14	TYPE OF REPORTING PERSON

PN

* Consists of (i) 40,952 shares of the Issuer’s Common Stock, par value $0.00001 per share (the “Common Stock”) and (ii) 70,000 shares of Common Stock which have been issued upon conversion of the 12.5% Original Issue Discount Senior Secured Convertible Debentures (the “Debentures”), subject to a 9.99% blocker. Does not consist of (i) 65,896 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days because the warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

2

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		110,952
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

110,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,952*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%*
14	TYPE OF REPORTING PERSON

OO

* Consists of (i) 40,952 shares of Common Stock and (ii) 70,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 65,896 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days because the warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

3

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		110,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

110,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%*
14	TYPE OF REPORTING PERSON

PN

* Consists of (i) 40,000 shares of Common Stock and (ii) 70,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 65,399 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days because the warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

4

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		110,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

110,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%*
14	TYPE OF REPORTING PERSON

PN

* Consists of (i) 40,000 shares of Common Stock and (ii) 70,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 65,399 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days because the warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

5

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		110,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

110,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%*
14	TYPE OF REPORTING PERSON

OO

* Consists of (i) 40,000 shares of Common Stock and (ii) 70,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 65,399 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days because the warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

6

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		110,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

110,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%*
14	TYPE OF REPORTING PERSON

OO

* Consists of (i) 40,000 shares of Common Stock and (ii) 70,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 65,399 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days because the warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

7

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,325
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		220,952
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,325
	10	SHARED DISPOSITIVE POWER

220,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223,277*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%*
14	TYPE OF REPORTING PERSON

IN

* Consists of (i) 110,952 shares of Common Stock owned by Bigger Capital, (ii) 110,000 shares of Common Stock owned by District 2 CF and (iii) 2,325 shares of Common Stock directly owned by Michael Bigger’s IRA. Does not consist of (i) shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days because the warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

8

CUSIP No. 87185L206

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. The amount of shares of Common Stock listed in this Amendment No. 4 reflect the 1-for-1,000 reverse stock split undertaken by the Issuer that became effective on August 7, 2023.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Bigger Capital and District 2 CF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases and private transactions, as further described in Item 6 of the Schedule 13D filed on October 11, 2022 (the “Initial 13D”), Item 6 of Amendment No. 2 to Schedule 13D filed on October 19, 2022 (“Amendment No. 2”), Item 6 of Amendment No. 3 to Schedule 13D filed on February 17, 2023 (“Amendment No. 3”) and Item 6 of this Amendment No. 4. The Shares purchased by Mr. Bigger were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 110,952 Shares beneficially owned by Bigger Capital is approximately $1,543,686, excluding brokerage commissions. The aggregate purchase price of the 110,000 Shares beneficially owned by District 2 CF is approximately $1,025,000, excluding brokerage commissions. The aggregate purchase price of the 2,325 Shares beneficially owned by Mr. Bigger’s IRA is approximately $28,320, excluding brokerage commissions. The purchase prices reflected in this Item 3 reflect the purchases related to the Debentures and the warrants as further described in Item 6 of the Initial 13D, Item 6 of Amendment No. 2, Item 6 of Amendment No. 3 and Item 6 of this Amendment No. 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,484,427 Shares outstanding as of August 14, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2023.

The ownership of each Reporting Person in this Item 5 does not reflect the additional Debentures nor the warrants that are further described in Item 6 of the Initial 13D, Item 6 of Amendment No. 2, Item 6 of Amendment No. 3 and Item 6 of this Amendment No. 4. If such Debentures were converted or such warrants were exercised, the amount of Shares described below would be higher.

1.	Bigger Capital
(a)	As of the close of business on the date hereof, Bigger Capital beneficially owned 110,952 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 110,952
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 110,952
(c)	The transaction in the Shares by Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 4 and are incorporated herein by reference.
9

CUSIP No. 87185L206

2.	Bigger GP
(a)	Bigger GP, as the general partner of Bigger Capital, may be deemed the beneficial owner of the 110,952 Shares owned by Bigger Capital.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 110,952
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 110,952
(c)	Bigger GP has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital and District 2 CF during the past sixty days are set forth in Item 6 of this Amendment No. 4 and are incorporated herein by reference.
3.	District 2 CF
(a)	As of the close of business on the date hereof, District 2 CF beneficially owned 110,000 Shares.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 110,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 110,000
(c)	The transaction in the Shares by District 2 CF during the past sixty days are set forth in Item 6 of this Amendment No. 4 and are incorporated herein by reference.
4.	District 2
(a)	District 2, as the investment manager of District 2 CF, may be deemed the beneficial owner of the 110,000 Shares owned by District 2 CF.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 110,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 110,000
(c)	District 2 has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital and District 2 CF during the past sixty days are set forth in Item 6 of this Amendment No. 4 and are incorporated herein by reference.
5.	District 2 GP
(a)	District 2 GP, as the general partner of District 2 CF, may be deemed the beneficial owner of the 110,000 Shares owned by District 2 CF.

10

CUSIP No. 87185L206

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 110,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 110,000
(c)	District 2 GP has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital and District 2 CF during the past sixty days are set forth in Item 6 of this Amendment No. 4 and are incorporated herein by reference.
6.	District 2 Holdings
(a)	District 2 Holdings, as the managing member of District 2 GP, may be deemed the beneficial owner of the 110,000 Shares owned by District 2 CF.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 110,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 110,000
(c)	District 2 Holdings has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital and District 2 CF during the past sixty days are set forth in Item 6 of this Amendment No. 4 and are incorporated herein by reference.
7.	Mr. Bigger
(a)	Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own (i) 110,952 Shares owned by Bigger Capital, (ii) 110,000 Shares owned by District 2 CF and (iii) as of the close of business on the date hereof, 2,325 Shares directly owned by Mr. Bigger’s IRA.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 2,325
2. Shared power to vote or direct vote: 220,952
3. Sole power to dispose or direct the disposition: 2,325
4. Shared power to dispose or direct the disposition: 220,952
(c)	Mr. Bigger has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital and District 2 CF during the past sixty days are set forth in Item 6 of this Amendment No. 4 and are incorporated herein by reference.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.

11

CUSIP No. 87185L206

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 10, 2023, Bigger Capital and District 2 CF each received shares of Common Stock and warrants directly from the Issuer. Pursuant to the terms of the SPA, if a registration statement was not effective within 90 days following the closing of the SPA to register the securities and underlying securities issued pursuant to the SPA, the Issuer agreed to issue each of Bigger Capital and District 2 CF (i) a number of additional shares of Common Stock equal to 10% of the number of shares of Common Stock acquired, adjusted for any forward or reverse stock splits of the Common Stock, for each month that such registration statement was not effective until such shares could be sold pursuant to Rule 144 (the “Additional Shares”) and (ii) a new warrant equal to the number of Additional Shares, to acquire one share of Common Stock at an exercise price of $0.001 per share, which exercise price will not be subject to adjustment as a result of any forward or reverse split of the Common Stock (each, a “Warrant 3”). The terms of Warrant 3 issued to each of Bigger Capital and District 2 CF on August 10, 2023 are the same as the terms of Warrant 1 and Warrant 2 described in Item 6 of Amendment No. 2.

Each of Bigger Capital and District 2 CF received 15,000 shares of Common Stock and 15,000 Warrant 3s, of which 15,000 shares of Common Stock are issuable upon full exercise of such Warrant 3s.

Other than as described herein and in the Initial 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

The form of Warrant 1 and Warrant 2 and the SPA described in Item 6 of this Amendment No. 4 were previously filed as Exhibits 4.1, 4.2 and 10.1, respectively, in Item 7 of Amendment No. 2. The Form of Warrant 3 is hereby filed as follows:

4.3	Form of Warrant 3 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on October 19, 2023).

12

CUSIP No. 87185L206

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

BIGGER CAPITAL FUND, LP		DISTRICT 2 CAPITAL LP

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
DISTRICT 2 HOLDINGS LLC

DISTRICT 2 CAPITAL FUND LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	MICHAEL BIGGER

DISTRICT 2 GP LLC

By:	/s/ Michael Bigger
Michael Bigger
Managing Member

BIGGER CAPITAL FUND GP, LLC

By:	/s/ Michael Bigger
Michael Bigger
Managing Member

13